EXHIBIT 99.1

ANADARKO MIDSTREAM ASSETS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Anadarko Midstream Assets (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, net investment by Anadarko, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.
Houston, Texas
December 17, 2018

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
thousands	2017	2016	2015
Revenues and other – affiliates
Service revenues – fee based	$123,897	$104,960	$67,287
Product sales	61,486	26,935	28,259
Total revenues and other – affiliates	185,383	131,895	95,546
Revenues and other – third parties
Service revenues – fee based	7,416	6,331	7,350
Other	55	44	60
Total revenues and other – third parties	7,471	6,375	7,410
Total revenues and other	192,854	138,270	102,956
Equity income, net – affiliates	30,186	23,126	16,126
Operating expenses
Cost of product (1)	56,694	24,386	24,712
Operation and maintenance (1)	29,623	24,395	19,495
General and administrative – affiliates	3,281	3,112	2,951
Property and other taxes	6,328	5,493	4,717
Depreciation and amortization	27,501	22,783	17,757
Impairments	1,678	2,287	1,410
Total operating expenses	125,105	82,456	71,042
Operating income	97,935	78,940	48,040
Income before income taxes	97,935	78,940	48,040
Income tax (benefit) expense	(62,143)	22,149	15,205
Net income	$160,078	$56,791	$32,835

(1)
Cost of product includes product purchases from affiliates (as defined in Note 1) of $0.1 million, $(3.3) million and $4.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. Operation and maintenance includes charges from affiliates of $9.8 million for each of the years ended December 31, 2017 and 2016, and $7.1 million for the year ended December 31, 2015.

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED BALANCE SHEETS

	December 31,
thousands	2017	2016
ASSETS
Current assets
Accounts receivable, net	$478	$444
Other current assets	593	1,969
Total current assets	1,071	2,413
Property, plant and equipment
Cost	1,102,972	653,157
Less accumulated depreciation	79,338	55,010
Net property, plant and equipment	1,023,634	598,147
Goodwill	29,641	29,641
Other intangible assets	96,917	99,154
Equity investments	244,139	227,240
Total assets	$1,395,402	$956,595
LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and imbalance payables	$117,037	$12,480
Accrued ad valorem taxes	6,503	5,153
Total current liabilities	123,540	17,633
Long-term liabilities
APCWH Note Payable	98,966	—
Deferred income taxes	127,439	178,920
Asset retirement obligations	8,874	7,675
Other liabilities	3	—
Total long-term liabilities	235,282	186,595
Total liabilities	358,822	204,228
Net investment by Anadarko	1,036,580	752,367
Total liabilities and net investment by Anadarko	$1,395,402	$956,595

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENTS OF NET INVESTMENT BY ANADARKO

thousands
Balance at December 31, 2014	$555,801
Net income	32,835
Net contributions from Anadarko	150,655
Elimination of net deferred tax liabilities	(20,246)
Balance at December 31, 2015	$719,045
Net income	56,791
Net distributions to Anadarko	(17,298)
Elimination of net deferred tax liabilities	(6,171)
Balance at December 31, 2016	$752,367
Net income	160,078
Net contributions from Anadarko	125,641
Elimination of net deferred tax liabilities	(1,506)
Balance at December 31, 2017	$1,036,580

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
thousands	2017	2016	2015
Cash flows from operating activities
Net income	$160,078	$56,791	$32,835
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,501	22,783	17,757
Impairments	1,678	2,287	1,410
Deferred income taxes	(52,988)	44,884	29,183
Equity income, net – affiliates	(30,186)	(23,126)	(16,126)
Distributions from equity investment earnings - affiliates	29,713	22,762	15,556
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(49)	507	(612)
Increase (decrease) in accounts and imbalance payables and accrued liabilities, net	5,982	2,338	9,117
Change in other items, net	1,443	5,186	(7,127)
Net cash provided by operating activities	143,172	134,412	81,993
Cash flows from investing activities
Capital expenditures	(351,200)	(70,381)	(144,887)
Acquisitions from affiliates	—	(131)	—
Acquisitions from third parties	(22,500)	—	(7,004)
Investments in equity affiliates	(2,500)	(55,090)	(90,255)
Distributions from equity investments in excess of cumulative earnings – affiliates	8,574	8,488	9,498
Net cash used in investing activities	(367,626)	(117,114)	(232,648)
Cash flows from financing activities
APCWH Note Payable	98,813	—	—
Net contributions from (distributions to) Anadarko	125,641	(17,298)	150,655
Net cash provided by (used in) financing activities	224,454	(17,298)	150,655
Net increase (decrease) in cash and cash equivalents	$—	$—	$—
Supplemental disclosures
Accrued capital expenditures	$108,411	$8,333	$22,916

See accompanying Notes to Consolidated Financial Statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General. On November 7, 2018, Western Gas Equity Partners, LP (“WGP”), Western Gas Partners, LP (“WES”), Anadarko Petroleum Corporation (“APC”), WGR Asset Holding Company LLC (“WGRAH”) and certain of their affiliates entered into a Contribution Agreement and Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Clarity Merger Sub, LLC, a wholly owned subsidiary of WGP, will merge with and into WES, with WES continuing as the surviving entity and a subsidiary of WGP (the “Merger”).
Pursuant to the Merger Agreement, immediately prior to the Merger, (i) Anadarko E&P Onshore LLC and WGRAH will contribute all of their interests in each of Anadarko Wattenberg Oil Complex LLC, Anadarko DJ Oil Pipeline LLC, Anadarko DJ Gas Processing LLC, Wamsutter Pipeline LLC, DBM Oil Services, LLC, Anadarko Pecos Midstream LLC, Anadarko Mi Vida LLC and APC Water Holdings 1, LLC (“APCWH”) to WGR Operating, LP, Kerr-McGee Gathering LLC and Delaware Basin Midstream, LLC and (ii) APC Midstream Holdings, LLC will sell to WES all of its interests in each of Saddlehorn Pipeline Company, LLC, a Delaware limited liability company, and Panola Pipeline Company, LLC, a Texas limited liability company (together with the Merger, the “Transactions”). The assets to be acquired by WES as a result of the Transactions are collectively referred to as the Anadarko Midstream Assets (“AMA”) and, as of December 31, 2017, were comprised of the following:

•
Wattenberg processing plant. The Wattenberg processing plant consists of a cryogenic train (with capacity of 190 million cubic feet per day (“MMcf/d”)) and a refrigeration train (with capacity of 100 MMcf/d) located in Adams County, Colorado.

•	Wamsutter pipeline. The Wamsutter pipeline is a crude oil gathering pipeline located in Sweetwater County, Wyoming and delivers crude oil into Plains All American Pipeline.

•
DJ Basin oil system. The DJ Basin oil system consists of (i) a crude oil gathering system, (ii) a centralized oil stabilization facility (“COSF”), which commenced operation in 2015, and (iii) a 12-mile crude oil pipeline, located in Weld County, Colorado. The COSF consists of Trains I through V with total capacity of 125 thousand barrels per day (“MBbls/d”) and two storage tanks with total capacity of 500,000 barrels. Train VI, with capacity of 30 MBbls/d, commenced operation in 2018. The pipeline connects the COSF to Tampa Rail.

•
DBM oil system. The DBM oil system consists of (i) a crude oil gathering system, (ii) three central production facilities (“CPFs”), which include ten processing trains with total capacity of 71 MBbls/d, (iii) three storage tanks with total capacity of 30,000 barrels, (iv) a 14-mile crude oil pipeline, and (v) two regional oil treating facilities (“ROTFs”), which include four trains with total capacity of 120 MBbls/d, located in Reeves and Loving Counties, Texas. The ROTFs commenced operation in 2018. The pipeline transports crude oil from the DBM oil system and one third-party CPF into Plains All American Pipeline.

•
APC water systems. The APC water systems consist of one produced-water disposal system (with capacity of 30 MBbls/d), which commenced operation in 2017. Three additional produced-water disposal systems commenced operation in 2018, increasing the total capacity to 505 MBbls/d. The APC water systems are located in Reeves, Loving, Winkler and Ward Counties, Texas.

•
A 20% interest in Saddlehorn Pipeline Company, LLC (“Saddlehorn”). Saddlehorn owns (i) a 600-mile crude oil and condensate pipeline (excluding pipeline capacity leased by Saddlehorn) that originates in Laramie County, Wyoming and terminates in Cushing, Oklahoma, and (ii) four storage tanks with total capacity of 300,000 barrels. The Saddlehorn interest was acquired in 2015 for a net investment of $6.0 million and is accounted for under the equity method. The pipeline commenced operation in 2016 and is operated by a third party.

•
A 15% interest in Panola Pipeline Company, LLC (“Panola”). Panola owns a 248-mile natural gas liquids (“NGLs”) pipeline that originates in Panola County, Texas and terminates in Mont Belvieu, Texas. The Panola interest was acquired in 2015 for a net investment of $1.0 million and is accounted for under the equity method. The pipeline is operated by a third party.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

•
A 50% interest in Mi Vida JV LLC (“Mi Vida JV”). Mi Vida JV owns a cryogenic gas processing plant (with capacity of 200 MMcf/d) located in Ward County, Texas. The interest in Mi Vida JV is accounted for under the equity method. The processing plant commenced operation in 2015 and is operated by a third party.

•
A 50% interest in Ranch Westex JV LLC (“Ranch Westex JV”). Ranch Westex JV owns a processing plant consisting of a cryogenic train (with capacity of 100 MMcf/d) and a refrigeration train (with capacity of 25 MMcf/d), located in Ward County, Texas. In 2017, an additional interest in Ranch Westex JV was purchased from a third party for a net investment of $22.5 million, increasing the ownership from 33% to 50%. The interest in Ranch Westex JV is accounted for under the equity method and the processing plant is operated by a third party.

For purposes of these consolidated financial statements, “WGP” refers to Western Gas Equity Partners, LP and its subsidiaries, including WES as the context requires. “Anadarko” refers to Anadarko Petroleum Corporation and its subsidiaries, excluding WGP, and “affiliates” refers to subsidiaries of Anadarko, excluding WGP, but including equity interests in Saddlehorn, Panola, Mi Vida JV and Ranch Westex JV. WGP has no independent operations or material assets other than its partnership interests in WES. The consolidated financial results of WES are included in WGP’s consolidated financial statements due to WGP’s 100% ownership interest in WES’s general partner and WES’s general partner’s control of WES.

Basis of presentation. These consolidated financial statements and related notes were prepared in connection with WES’s proposed acquisition of AMA from Anadarko and for the purpose of complying with the U.S. Securities and Exchange Commission rules and regulations, including but not limited to Regulation S-X, Article 3, General Instructions as to Financial Statements, and Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. These consolidated financial statements and related notes incorporate the activities and account balances of AMA from the historical cost-basis accounts of Anadarko with certain adjustments made to reasonably reflect the stand-alone costs of doing business and may not necessarily be indicative of the actual results of operations that would have occurred if AMA had been owned separately during the periods reported and are also not indicative of future results of operations. For example, in connection with the closing of the acquisition of AMA, existing agreements between Anadarko and WES will become effective for AMA. See Note 8. These agreements will materially affect how general and administrative expense is charged to AMA and how those expenses are reflected in these consolidated financial statements. In addition, the current federal and state income taxes included in these consolidated financial statements represent AMA’s allocable share of Anadarko’s current federal and state income tax, whereas WGP, and AMA upon closing of the acquisition, are generally not subject to federal or state income tax, other than Texas margin tax. Transactions between AMA and Anadarko have been identified in the consolidated financial statements as transactions between affiliates. Management’s adjustments, allocations and related estimates and assumptions are further described in this Note 1 and Note 2.

Use of estimates. In preparing financial statements in accordance with generally accepted accounting principles in the United States, management makes informed judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the notes thereto. Management evaluates its estimates and related assumptions regularly, using historical experience and other methods considered reasonable under the particular circumstances. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates. Effects on the business, financial position and results of operations resulting from revisions to estimates are recognized when the facts that give rise to the revision become known.
The information included herein reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated financial statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value. The fair-value-measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

Level 1 – Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3 – Inputs that are not observable from objective sources, such as management’s internally developed assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in management’s internally developed present value of future cash flows model that underlies the fair value measurement).

In determining fair value, management uses observable market data when available, or models that incorporate observable market data. When a fair value measurement is required and there is not a market-observable price for the asset or liability or a market-observable price for a similar asset or liability, the cost, income, or multiples approach is used, depending on the quality of information available to support management’s assumptions. The cost approach is based on management’s best estimate of the current asset replacement cost. The income approach uses management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment, since the results are based on expected future events or conditions, such as sales prices, estimates of future throughput, capital and operating costs and the timing thereof, economic and regulatory climates and other factors. A multiples approach uses management’s best assumptions regarding expectations of projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and the multiple of that EBITDA that a buyer would pay to acquire an asset. Management’s estimates of future net cash flows and EBITDA are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control.
In arriving at fair value estimates, management uses relevant observable inputs available for the valuation technique employed. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement. Nonfinancial assets and liabilities initially measured at fair value include certain assets and liabilities acquired in a third-party business combination, assets and liabilities exchanged in non-monetary transactions, goodwill and other intangibles, initial recognition of asset retirement obligations, and initial recognition of environmental obligations assumed in a third-party acquisition. Impairment analyses for long-lived assets, goodwill and other intangibles, and the initial recognition of asset retirement obligations and environmental obligations use Level 3 inputs.
The carrying amounts of accounts receivable and accounts payable reported on the consolidated balance sheets approximate fair value due to the short-term nature of these items.

Cash. Anadarko provided cash as needed to support AMA and collected cash from the services provided by AMA. Consequently, the consolidated balance sheets do not include any cash balances. See Note 2 for information on Anadarko’s centralized cash management process. Net cash received from Anadarko is reflected as a contribution from Anadarko on the consolidated statements of net investment by Anadarko and cash flows.

Bad-debt reserve. Accounts receivable on the consolidated balance sheets are primarily comprised of receivables from third parties associated with joint-interest billings. Affiliate accounts receivable were entirely settled through an adjustment to net investment by Anadarko in connection with WES’s acquisition of AMA. Management analyzes the exposure to bad debts on a customer-by-customer basis for its third-party accounts receivable and may establish credit limits for significant third-party customers. As of December 31, 2017 and 2016, there were no amounts recorded for bad-debt reserve.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Imbalances. The consolidated balance sheets include imbalance receivables and payables resulting from differences in volumes received into the systems and volumes delivered to customers. Volumes owed to or by AMA that are subject to monthly cash settlement are valued according to the terms of the contract as of the balance sheet dates and reflect market index prices. Other volumes owed to or by AMA are valued at the weighted-average cost as of the balance sheet dates and are settled in-kind. As of December 31, 2017, imbalance receivables and payables were $0.4 million and $0.3 million, respectively. As of December 31, 2016, imbalance receivables and payables were $2.0 million and $0.3 million, respectively. Net changes in imbalance receivables and payables are reported in Cost of product in the consolidated statements of operations.

Property, plant and equipment. Property, plant and equipment are generally stated at the lower of historical cost less accumulated depreciation or fair value, if impaired. All construction-related direct labor and material costs are capitalized. The cost of renewals and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs, replacements and major maintenance projects that do not extend the useful life or increase the expected output of property, plant and equipment is expensed as incurred.
Depreciation is computed using the straight-line method based on estimated useful lives and salvage values of assets. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts. Uncertainties that may impact these estimates include, but are not limited to, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions and supply and demand in the area.
Management evaluates the ability to recover the carrying amount of its long-lived assets to determine whether its long-lived assets have been impaired. Impairments exist when the carrying amount of an asset exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset’s carrying amount over its estimated fair value, such that the asset’s carrying amount is adjusted to its estimated fair value with an offsetting charge to impairment expense. Refer to Note 4 for a description of impairments recorded during the years ended December 31, 2017, 2016 and 2015.

Capitalized interest. Interest is capitalized as part of the historical cost of constructing assets for significant projects that are in progress. Capitalized interest is determined by multiplying the weighted-average borrowing cost on debt by the average amount of qualifying costs incurred. Once the construction of an asset subject to interest capitalization is completed and the asset is placed in service, the associated capitalized interest is expensed through depreciation or impairment, together with other capitalized costs related to that asset.

Goodwill. Goodwill included in these consolidated balance sheets represents the allocated portion of Anadarko’s midstream goodwill attributed to AMA upon WES’s acquisition. The carrying value of Anadarko’s midstream goodwill represents the excess of the purchase price paid to a third-party entity over the estimated fair value of the identifiable assets acquired and liabilities assumed by Anadarko. The goodwill balance in the consolidated financial statements does not represent, and in some cases is significantly different from, the difference between the consideration to be paid for the acquisition from Anadarko and the fair value of such net assets on the acquisition date. The consolidated balance sheets as of December 31, 2017 and 2016, include goodwill of $29.6 million for each period presented, none of which is deductible for tax purposes.
Goodwill is evaluated for impairment annually, as of October 1, or more often as facts and circumstances warrant. An initial qualitative assessment is performed to determine the likelihood of whether or not goodwill is impaired. If management concludes, based on qualitative factors, that it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, then goodwill is not impaired and further testing not necessary. If a quantitative assessment must be performed and the carrying amount of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value through a charge to operating expense. The carrying value of goodwill after such an impairment would represent a Level 3 fair value measurement. Estimating the fair value was not necessary based on the qualitative evaluation performed in 2017 or 2016 and no goodwill impairment has been recognized in these consolidated financial statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other intangible assets. Intangible assets are assessed for impairment together with related underlying long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Property, plant and equipment within this Note 1 for further discussion of management’s process to evaluate potential impairment of long-lived assets.
The intangible asset balance on the consolidated balance sheet includes the fair value, net of amortization, of contracts assumed by Anadarko in connection with the Wattenberg processing plant acquisition in 2011, which are being amortized on a straight-line basis over 50 years. The gross carrying amount of Other intangible assets was $111.8 million at December 31, 2017 and 2016, and accumulated amortization was $14.9 million and $12.7 million, at December 31, 2017 and 2016, respectively. Amortization expense for intangible assets was $2.2 million for each of the years ended December 31, 2017, 2016 and 2015. An estimated $2.2 million of intangible asset amortization will be recorded for each of the next five years.

Asset retirement obligations. A liability based on the estimated costs of retiring tangible long-lived assets is recognized as an asset retirement obligation in the period incurred. The liability is recognized at fair value, measured using discounted expected future cash outflows for the asset retirement obligation when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Over time, the discounted liability is adjusted to its expected settlement value through accretion expense, which is reported within Depreciation and amortization in the consolidated statements of operations. Subsequent to the initial recognition, the liability is also adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to property, plant and equipment) until the obligation is settled. Revisions in estimated asset retirement obligations may result from changes in estimated inflation rates, discount rates, asset retirement costs and the estimated timing of settling asset retirement obligations. See Note 6.

Segments. AMA’s operations are organized into a single operating segment, the assets of which gather, compress, treat, process and transport natural gas; gather, stabilize and transport condensate, NGLs and crude oil; and gather and dispose of produced water in the United States.

Revenues and cost of product. The revenue recognition policies described in this section reflect revenue recognition through December 31, 2017. Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”), was adopted effective January 1, 2018. See Accounting standards adopted in 2018 below for further discussion.
Under fee-based gathering, treating, processing and disposal arrangements, a fixed fee is received based on the volume and/or thermal content of natural gas or produced water and revenues are recognized for services provided by AMA in the month such services are performed. Producers’ wells or production facilities are connected to gathering systems for delivery of natural gas to processing or treating plants, where the natural gas is processed to extract NGLs and condensate or treated in order to satisfy pipeline specifications. In some areas, where no processing is required, the producers’ gas is gathered and delivered to pipelines for market delivery. Under cost-of-service gathering agreements, fee revenue is recognized for gathering and compression services based on the current rate calculated in a cost-of-service model, and such rates are reviewed and updated periodically over the life of the agreements. Under percent-of-proceeds contracts, revenue is recognized when the natural gas, NGLs or condensate is sold. The percentage of the product sale ultimately paid to the producer is recorded as a related cost of product expense.
In certain circumstances, natural gas volumes are purchased at the wellhead or production facility for gathering and processing. As a result, AMA has volumes of NGLs and condensate to sell and volumes of residue to sell, to use for system fuel or to satisfy keep-whole obligations. In addition, depending upon specific contract terms, condensate and NGLs recovered during gathering and processing are either returned to the producer or retained and sold. Under keep-whole contracts, when condensate or NGLs are retained and sold, producers are kept whole for the condensate or NGLs volumes through the receipt of a thermally equivalent volume of residue. The keep-whole contract conveys an economic benefit to AMA when the combined value of the individual NGLs is greater in the form of liquids than as a component of the natural gas stream; however, AMA is adversely impacted when the value of the NGLs is lower than the value of the natural gas stream including the liquids. Revenue is recognized from the sale of condensate and NGLs upon transfer of title, and related purchases are recorded as cost of product.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transportation revenues are earned through firm contracts that obligate customers to pay a monthly reservation or demand charge regardless of the pipeline capacity used by that customer. An additional commodity usage fee is charged to the customer based on the actual volume of natural gas transported. Transportation revenues are also generated from interruptible contracts pursuant to which a fee is charged to the customer based on volumes transported through the pipeline. Revenues for transportation of natural gas and NGLs are recognized over the period of firm transportation contracts or, in the case of usage fees and interruptible contracts, when the volumes are received into the pipeline.
Revenues attributable to the fixed-fee component of gathering and processing contracts as well as demand charges and commodity usage fees on transportation contracts are reported as Service revenues – fee based in the consolidated statements of operations. Proceeds from the sale of residue, NGLs and condensate are reported as Product sales in the consolidated statements of operations.

Income taxes. AMA is not subject to income tax as a stand-alone entity. The current federal and state income taxes included in these consolidated financial statements represent Anadarko’s current federal and state income taxes allocable to AMA. Deferred federal and state income taxes are provided on temporary differences between the financial statement carrying amounts of recognized assets and liabilities and their respective tax bases as if tax returns were filed for AMA as a stand-alone entity. See Note 3.

Subsequent events. For purposes of these consolidated financial statements, subsequent events have been evaluated through December 17, 2018, the date the consolidated financial statements were available to be issued. See Note 8.

Accounting standards adopted in 2017. ASU 2017-04, Intangibles—Goodwill and Other (Topic 350) eliminates Step 2 from the goodwill impairment test in an effort to simplify the subsequent measurement of goodwill. This ASU was adopted using a prospective approach on January 1, 2017, and will only be applicable to the extent goodwill is determined to be impaired.
ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business assists in determining whether a transaction should be accounted for as an acquisition or disposal of assets or a business. This ASU provides a screen that when substantially all of the fair value of the gross assets acquired, or disposed of, are concentrated in a single identifiable asset, or a group of similar identifiable assets, the assets will not be considered a business. If the screen is not met, the assets must include an input and a substantive process that together significantly contribute to the ability to create an output to be considered a business. Adoption of this ASU on January 1, 2017, using a prospective approach, could have a material impact on future consolidated financial statements as goodwill will not be allocated to divestitures or recorded on acquisitions that are not considered businesses.
ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU was adopted on January 1, 2017, using a modified retrospective approach, with no impact to the consolidated financial statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting standards adopted in 2018. ASU 2014-09, Revenue from Contracts with Customers (Topic 606) supersedes current revenue recognition requirements and industry-specific guidance, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This new standard was adopted beginning January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. The cumulative effect adjustment that will be recognized in the 2018 opening balance of the AMA consolidated statements of net investment by Anadarko will be an increase of $0.6 million. New business processes, procedures, controls and system changes to gather, categorize and analyze the necessary data for the accounting changes and expanded disclosure under Topic 606 have been implemented. Beginning in 2018, additional quantitative and qualitative disclosures will be required, including (i) expanded descriptions of the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers, (ii) details of customer contract assets and liabilities, (iii) revenue from customers on a disaggregated basis, and (iv) comparative information presented under both Topic 605, Revenue Recognition (“Topic 605”) and Topic 606. While 2018 net income of AMA is not expected to be materially impacted by revenue recognition timing changes as a result of applying Topic 606, there will be significant changes to the presentation of revenues and related expenses recognized beginning January 1, 2018. The impacts of adopting Topic 606 include the following:

•
Fee-based gathering / processing. Under Topic 605, fee revenues were recognized based on the rate in effect for the month of service, even when certain fees were charged on an upfront or limited-term basis. In addition, deficiency fees were charged and recognized only when the customer did not meet the specified delivery minimums for the completed performance period. Under Topic 606, (i) revenues will continue to be recognized based on the rate in effect when the fee is either the same rate per unit over the contract term or when the fee escalates and the escalation factor approximates inflation, (ii) deficiency fees will be estimated and recognized during the performance period as the services are performed for the customer’s delivered volumes, and (iii) timing differences between Service revenues – fee based recognized and amounts billed to customers will be recognized as contract assets or contract liabilities, as appropriate, which will result in a change in the timing of revenue and changes to net income as a result of the revenue contract’s consideration provisions. In addition, under Topic 606, revenue associated with upfront or limited-term fees is recognized over the expected period of customer benefit, which is generally the life of the related properties. These revenues will also include revenues earned for marketing services performed on behalf of AMA’s customers, and the expense associated with these marketing activities will be recognized in cost of product expense, resulting in no impact to operating income.

•
Cost of service rate adjustments. Under Topic 605, revenue was recognized based on the amounts billed to customers each period as Service revenues – fee based. Under Topic 606, fixed minimum volume commitment demand fees and variable fees that are also billed on these minimum volumes will be recognized as Service revenues – fee based on a consistent per-unit rate over the term of the contract. Annual adjustments are made to the cost of service rates charged to customers, and, as a result, a cumulative catch-up revenue adjustment related to the services already provided under the contract may be recorded in future periods, with revenues for the remaining term of the contract recognized on a consistent per-unit rate. Fees received on volumes in excess of the minimum volumes will be recognized as Service revenues – fee based as service is provided to the customer based on the billing rate in effect for the performance period. This revenue recognition timing will not affect billings to customers, and differences between amounts billed and revenue recognized will be recorded as contract assets or liabilities, as appropriate.

•
Aid in construction. Under Topic 605, aid in construction reimbursements were reflected as a reduction to property, plant and equipment upon receipt (and a reduction to capital expenditures). Under Topic 606, reimbursement of capital costs received from customers will be reflected as a contract liability (deferred revenue) upon receipt. The contract liability will be amortized to Service revenues – fee based over the expected period of customer benefit, which is generally the life of the related properties.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

•
Percent-of-proceeds gathering / processing. Under Topic 605, cost of product expense was recognized when the product was purchased from a producer to whom services were provided, and revenue was recognized when the product was sold to Anadarko or a third party. Under Topic 606, in some instances, where all or a percentage of the proceeds from the sale must be returned to the producer, the net margin from the purchase and sale transactions will be presented net within Service revenues – product based because AMA is acting as the producer’s agent in the product sale.

•
Noncash consideration - keep-whole and percent-of-product agreements. Under Topic 605, revenues were recognized only upon the sale of the related products. Under Topic 606, (i) Service revenues – product based will be recognized for the products received as noncash consideration in exchange for the services provided, with the keep-whole noncash consideration value based on the net value of the NGLs over the replacement residue gas cost, and (ii) product sales revenue will be recognized, along with cost of product expense related to the sale, when the product is sold to Anadarko or a third party. When the product is sold to Anadarko, Anadarko is acting as AMA’s agent in the product sale and AMA will recognize revenue, along with cost of product expense related to the sale, based on the Anadarko sales price to the third party, resulting in no impact to operating income.

•
Wellhead purchase / sale incorporated into gathering / processing. Under Topic 605, the natural gas purchase cost was recognized as cost of product expense and any specified gathering or processing fees charged to the producer were recognized as revenues. Under Topic 606, the fees charged to the producer under this contract type will be recognized as adjustments to the amount recognized in cost of product expense instead of revenues when such fees relate to services performed after control of the product transfers to AMA.

2.  TRANSACTIONS WITH AFFILIATES

Affiliate transactions. Revenues from affiliates include amounts earned by AMA from services provided to Anadarko as well as from the sale of natural gas, condensate and NGLs to Anadarko. In addition, natural gas, condensate and NGLs is purchased from an affiliate of Anadarko pursuant to gas purchase agreements. Operation and maintenance expense includes amounts accrued for or paid to affiliates for the operation of AMA, whether in providing services to affiliates or to third parties, including field labor, measurement and analysis, and other disbursements. Affiliate expenses do not bear a direct relationship to affiliate revenues, and third-party expenses do not bear a direct relationship to third-party revenues.

Cash management. Anadarko operates a cash management system whereby excess cash from most of its subsidiaries’ separate bank accounts is generally swept to centralized accounts. Sales and purchases related to third-party transactions of AMA were received or paid in cash by Anadarko within its centralized cash management system and were ultimately settled through an adjustment to net investment by Anadarko. Anadarko did not charge interest on intercompany balances for all periods presented because cash settlement of the intercompany balances was never the intent. The outstanding affiliate balances were entirely settled through an adjustment to net investment by Anadarko in connection with the acquisition of AMA.

APCWH Note Payable. In June 2017, in connection with funding the construction of the APC water systems, the Anadarko subsidiary that owns the APC water systems entered into an eight-year note payable agreement with Anadarko (the “APCWH Note Payable”). This note payable has a maximum borrowing limit of $500 million, and accrues interest, which is payable upon maturity, at the applicable mid-term federal rate based on a quarterly compounding basis as determined by the U.S. Secretary of the Treasury.
As of December 31, 2017, the consolidated balance sheet included a long-term APCWH Note Payable of $99.0 million, which approximates fair value, and the interest rate on the outstanding borrowings was 2.09%. The interest expense related to the APCWH Note Payable of $0.2 million for the year ended December 31, 2017, was offset by capitalized interest in the consolidated statements of operations (see Capitalized interest in Note 1). At December 31, 2017, AMA was in compliance with all covenants under this agreement.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  TRANSACTIONS WITH AFFILIATES (CONTINUED)

Gathering and processing agreements. AMA has significant gathering and processing arrangements with affiliates of Anadarko. AMA’s natural gas processing throughput (excluding equity investment throughput) attributable to production owned or controlled by Anadarko was 76%, 71% and 72% for the years ended December 31, 2017, 2016 and 2015, respectively. AMA’s crude oil, NGLs and produced water gathering, treating, transportation and disposal throughput (excluding equity investment throughput) attributable to production owned or controlled by Anadarko was 91%, 93% and 94% for the years ended December 31, 2017, 2016 and 2015, respectively.

Commodity purchase and sale agreements. AMA sells a significant amount of its natural gas, condensate and NGLs to Anadarko Energy Services Company (“AESC”), Anadarko’s marketing affiliate. In addition, AMA purchases natural gas, condensate and NGLs from AESC pursuant to purchase agreements. AMA’s purchase and sale agreements with AESC are generally one-year contracts, subject to annual renewal.

Allocation of costs. For the purpose of these consolidated financial statements, a portion of Anadarko’s general and administrative expenses has been allocated and included in General and administrative expenses in the consolidated statements of operations in the form of a management services fee. General, administrative and management costs were allocated based on AMA’s proportionate share of Anadarko’s revenues and expenses or other contractual arrangements. Management believes these allocation methodologies are reasonable. The management services fee represents allocable costs, including compensation, benefits, pension and postretirement costs, associated with the provision of services for or on behalf of AMA by Anadarko related to the following: (i) various business services, including but not limited to, payroll, accounts payable and facilities management; and (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources.

Net contributions from (distributions to) Anadarko. For the years ended December 31, 2017, 2016 and 2015, AMA recorded Net contributions from (distributions to) Anadarko of $125.6 million, $(17.3) million and $150.7 million, respectively, on the consolidated statements of net investment by Anadarko. These amounts represent contribution of net intercompany accounts receivables and payables between AMA and Anadarko.

3.  INCOME TAXES

Following the adoption of the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (“Tax Reform Legislation”), AMA recognized a one-time deferred tax benefit of $84.1 million due to the remeasurement of its U.S. deferred tax assets and liabilities based on the reduction of the corporate tax rate from 35% to 21%.
AMA regards this item as provisional since the amount is based on reasonable estimates of material temporary difference changes in 2017 and its state tax apportionment ratios. The provisional federal tax benefit is included in the Deferred income taxes balance as presented on the consolidated balance sheet. AMA expects to adjust this provisional amount in subsequent periods when more information becomes available. Analysis of the income tax effects of the Tax Reform Legislation will be completed before the end of the measurement period on December 21, 2018.
The components of allocated income tax expense (benefit) are as follows:

	Year Ended December 31,
thousands	2017	2016	2015
Current income tax expense (benefit)
Federal income tax expense (benefit)	$(9,170)	$(22,659)	$(13,956)
State income tax expense (benefit)	15	(76)	(22)
Total current income tax expense (benefit)	(9,155)	(22,735)	(13,978)
Deferred income tax expense (benefit)
Federal income tax expense (benefit)	(53,220)	44,504	29,148
State income tax expense (benefit)	232	380	35
Total deferred income tax expense (benefit)	(52,988)	44,884	29,183
Total income tax expense (benefit)	$(62,143)	$22,149	$15,205

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  INCOME TAXES (CONTINUED)

The following table summarizes the reconciliation of the federal statutory tax rate to the effective tax rate:

	Year Ended December 31,
thousands except percentages	2017	2016	2015
Income before income taxes	$97,935	$78,940	$48,040
Statutory tax rate	—%	—%	—%
Tax computed at statutory rate	$—	$—	$—
Adjustments resulting from:
U.S. federal tax reform	(84,147)	—	—
Federal taxes on income attributable to AMA	21,843	21,952	15,197
State taxes on income attributable to AMA (net of federal benefit)	161	197	8
Income tax expense (benefit)	$(62,143)	$22,149	$15,205
Effective tax rate	(63)%	28%	32%

The tax effects of temporary differences that give rise to deferred tax liabilities are as follows:

	December 31,
thousands	2017	2016
Depreciable property	$127,439	$178,920
Net long-term deferred income tax liabilities	$127,439	$178,920

4.  PROPERTY, PLANT AND EQUIPMENT

A summary of the historical cost of property, plant and equipment is as follows:

		December 31,
thousands	Estimated Useful Life	2017	2016
Land	n/a	$646	$645
Gathering systems and processing complexes	3 to 49 years	726,233	623,378
Assets under construction	n/a	375,218	27,993
Other	3 to 40 years	875	1,141
Total property, plant and equipment		1,102,972	653,157
Less accumulated depreciation		79,338	55,010
Net property, plant and equipment		$1,023,634	$598,147

The cost of property classified as “Assets under construction” is excluded from capitalized costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Impairments. Impairment expense of $1.7 million, $2.3 million and $1.4 million was recognized during the years ended December 31, 2017, 2016 and 2015, respectively, all primarily due to project cancellations at the DBM oil system.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  EQUITY INVESTMENTS

The following table presents the activity in equity investments for the years ended December 31, 2017 and 2016:

thousands	Saddlehorn	Panola	Mi Vida JV	Ranch Westex JV	Total
Balance at December 31, 2015	$50,026	$18,023	$78,443	$33,782	$180,274
Investment earnings, net of amortization	2,580	2,430	10,255	7,861	23,126
Contributions	51,308	7,446	(3,151)	—	55,603
Capitalized interest	—	(513)	—	—	(513)
Distributions	(1,800)	(2,191)	(12,462)	(6,309)	(22,762)
Distributions in excess of cumulative earnings (1)	—	(649)	(7,282)	(557)	(8,488)
Balance at December 31, 2016	$102,114	$24,546	$65,803	$34,777	$227,240
Acquisitions	—	—	—	22,500	22,500
Investment earnings, net of amortization	10,135	2,230	10,135	7,686	30,186
Contributions	2,454	46	—	—	2,500
Distributions	(10,127)	(2,470)	(9,161)	(7,955)	(29,713)
Distributions in excess of cumulative earnings (1)	(521)	(727)	(3,618)	(3,708)	(8,574)
Balance at December 31, 2017	$104,055	$23,625	$63,159	$53,300	$244,139

(1)	Distributions in excess of cumulative earnings, classified as investing cash flows in the consolidated statements of cash flows, are calculated on an individual investment basis.

Investments in non-controlled entities over which AMA exercises significant influence are accounted for under the equity method. Management evaluates its equity investments for impairment whenever events or changes in circumstances indicate that the carrying value of such investments may have experienced a decline in value that is other than temporary. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether the investment has been impaired. Management assesses the fair value of equity investments using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If the estimated fair value is less than the carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss. No equity investment impairment has been recognized in these consolidated financial statements.

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  EQUITY INVESTMENTS (CONTINUED)

The following tables present the summarized combined financial information for the equity investments (amounts represent 100% of investee financial information):

	Year Ended December 31,
thousands	2017	2016	2015
Revenues	$173,596	$119,117	$81,274
Operating income	106,656	74,785	54,813
Net income	105,789	74,749	54,720

	December 31,
thousands	2017	2016
Current assets	$76,515	$93,755
Property, plant and equipment, net	854,540	861,237
Other assets	48,149	49,941
Total assets	$979,204	$1,004,933
Current liabilities	$31,653	$43,207
Non-current liabilities	37,965	45,154
Equity	909,586	916,572
Total liabilities and equity	$979,204	$1,004,933

6.  ASSET RETIREMENT OBLIGATIONS

The following table provides a summary of changes in asset retirement obligations:

	Year Ended December 31,
thousands	2017	2016
Carrying amount of asset retirement obligations at beginning of year	$7,675	$6,076
Liabilities incurred	1,779	1,575
Accretion expense	384	324
Revisions in estimated liabilities	(964)	(300)
Carrying amount of asset retirement obligations at end of year	$8,874	$7,675

ANADARKO MIDSTREAM ASSETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  COMMITMENTS AND CONTINGENCIES

Litigation and legal proceedings. From time to time, AMA is involved in legal, tax, regulatory and other proceedings in various forums regarding performance, contracts and other matters that arise in the ordinary course of business. Management is not aware of any such proceedings for which a final disposition could have a material adverse effect on AMA’s financial condition, results of operations or cash flows.

Other commitments. AMA has short-term payment obligations, or commitments, related to its capital spending, as well as those of its unconsolidated affiliates, the majority of which is expected to be paid in the next twelve months. These commitments relate primarily to construction and expansion projects at the DBM and DJ Basin oil systems and the APC water systems.

Lease commitments. Anadarko, on behalf of AMA, has entered into lease arrangements for shared field offices and equipment supporting AMA’s operations, for which Anadarko charges AMA lease expense. The leases for shared field offices extend through 2019. Lease expense charged to AMA associated with these lease arrangements was $0.6 million, $0.4 million and $0.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.

8.  SUBSEQUENT EVENTS

Agreements with Anadarko. Beginning on the closing date of the Transactions, AMA is subject to the terms and conditions of new and existing agreements between WES and Anadarko including the following:

•
the Merger Agreement pursuant to which Anadarko agreed to indemnify WES against certain losses resulting from breaches of Anadarko’s representations, warranties, covenants or agreements and for certain other matters;

•
an omnibus agreement that provides for reimbursement for expenses paid by Anadarko on behalf of WES and compensation to Anadarko for providing WES with certain general and administrative services and insurance coverage; and

•
a tax sharing agreement pursuant to which WES will reimburse Anadarko for WES’s share of Texas margin tax borne by Anadarko as a result of the financial results of AMA being included in a combined or consolidated tax return filed by Anadarko with respect to activity subsequent to the Transactions closing.

Change in tax status. WES is generally not subject to federal or state income tax, other than Texas margin tax. As such, the income attributable to the interest in AMA upon WES’s consolidation is not subject to federal income tax, thereby eliminating the applicability of entity-level federal income taxation.

Affiliated balances subsequent to acquisition. Prior to the Transactions closing, cash transactions attributable to AMA were received or paid in cash by Anadarko within its centralized cash management system. In connection with the closing of the Transactions associated with the AMA acquisition, net affiliate receivable and payable balances with Anadarko other than the APCWH Note Payable will be settled through an adjustment to net investment by Anadarko. Subsequent to the Transactions closing, WES will cash-settle transactions directly with third parties and Anadarko, including transactions attributable to AMA, and no interest is charged or earned on affiliate balances other than balances associated with loan agreements.
Pursuant to the Merger Agreement, upon closing of the Transactions, WES will assume and then immediately repay the APCWH Note Payable, which had an outstanding balance of $368.5 million at September 30, 2018. Borrowings under this note have been used to construct the APC water systems.